FORM 6-K

       SECURITIES AND EXCHANGE COMMISSION Washington,
                         D.C. 20549

              REPORT OF FOREIGN PRIVATE ISSUER
            Pursuant to Rule 13a-16 or 15d-16 of
                 the Securities Act of 1934

                 For the month of September
                            2002

              Mexico Mining Group, S.A. de C.V.
           (Translation of Registrant's name into
                          English)

              Grupo Minero Mexico, S.A. DE C.V.
              Baja California 200 Col. Roma Sur
               06760 Mexico, D.F. (Address of
                principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F of Form 40-F

                Form 20-F X          FORM 40-F

Indicate by check mark whether the registrant by furnish the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-32(b) under the Securities Exchange Act of 1934


                   Yes:               No X

If "yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82
                        SIGNATURE PAGE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO MINERO MEXICO, S.A. DE C.V.

Date: November 27, 2002

By:
Name: Daniel Tellechea Salido Title: Managing Director,
Finance








            GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
        CONSOLIDATED BALANCE SHEET AS OF SETEMBER 30, 2002 AND 2001 EXPRESSED IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF SEPTEMBER 30, 2002


			A  S  S  E  T  S

                                              2002          2001
CURRENT:
Cash and marketable securities          $    968,302    $   205,455
  Notes and accounts receivable
  Trade,                                     582,848        701,032
  Affiliated companies                     2,675,915      1,856,536
  Recoverable taxes                          394,435        302,160

  Other                                      194,503        160,416
                                          ----------     ----------
                                           3,847,701      3,020,144

Inventories of primary and secondary
  Metals and byproducts                      985,867      1,540,234
Materials and supplies,                      998,587      1,036,264
Prepaid expenses and other                    47,612         31,923
                                          ----------     ----------
     Total current assets                  6,848,069      5,834,020

AFFILIATED COMPANIES LONG TERM          $  8,842,931   $  8,730,299

OTHER ASSETS:
  Deferred charges                         2,340,677      2,425,822
  Share in trust and others                  416,713        481,860
                                          ----------     ----------
                                           2,757,390      2,907,682

PROPERTY AND EQUIPMENT,                   28,634,298     30,185,944

INVESTMENTS IN SHARES OF ASSOCIATED AND
  OTHER UNCONSOLIDATED COMPANIES               5,874          6,079

GOODWILL                                     113,093        134,828
                                          ----------     ----------
                                        $ 47,201,655   $ 47,798,852
                                          ==========     ==========
































                        LIABILITIES AND STOCKHOLDERS'
EQUITY

                                                2002         2001
CURRENT:
  Notes and interest payable                $ 2,002,836  $ 1,867,402
  Accounts payable and accrued liabilities    2,382,962    1,363,204
  Affiliated companies                          594,141      299,991
  Income tax, asset tax and
   employee profit sharing                      137,372       75,830
                                             ----------   ----------
        Total current liabilities             5,117,311    3,606,427

LONG-TERM DEBT                               11,496,245   11,746,874

LIABILITY FOR VOLUNTARY RETIREMENT, PENSIONS,
  SENIORITY PREMIUMS AND MEDICAL SERVICES       296,765      200,280

AFFILIATED COMPANIES LONG TERM                  582,655      491,872

DEFERRED INCOME TAXES                         7,305,698    8,056,462
                                             ----------   ----------
        Total liabilities                    24,798,674   24,101,915

STOCKHOLDERS' EQUITY:
  Capital stock                              11,545,098   11,545,098
  Additional paid-in capital                     22,043       22,043
  Retained earnings                          37,700,542   39,078,785
  Initial effect of deferred income taxes    (8,462,447)  (8,462,447)
  Cumulative effect of restatement          (19,261,683) (19,344,510)
                                             ----------   ----------
        Total majority stockeholders' equity 21,543,553   22,838,969
Minority interest                               859,428      857,968
                                             ----------   ----------
                                             22,402,981   23,696,937

        Total stockholders' equity          $47,201,655 $ 47,798,852
                                             ==========   ==========





































              GRUPO MINEROMEXICO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF INCOME
             FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
    EXPRESSED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AS OF
                            SEPTEMBER 30, 2002


                                           2002     %      2001     %

NET SALES                               5,501,493  100  7,167,417  100
COST OF SALES                           4,021,776   73  5,740,574   80
                                       ----------      ----------
                                        1,479,717   27  1,426,843   20

OPERATING EXPENSES:
 Administrative expenses                  257,899    5    285,550    4
 Depreciation and amortization          1,267,521   23  1,187,607   17
                                       ----------       ---------
OPERATING INCOME                         (45,703)  (1)   (46,314)  (1)

INTEGRAL RESULT OF FINANCING:
 Interest expense, net                    427,363    8    317,489    4
 Foreign exchange loss (gain), net        270,212    5    (32,543)   0
 Gain on monetary position               (178,587)  (3)  (148,530)  (2)
                                       ----------        ---------
                                          518,988    9    136,416    2

OTHER (EXPENSES) INCOME, net              (28,863)  (1)    44,940    2
                                       ----------        ---------

   Loss before provisions                (593,554)  11)  (137,790)  (2)

PROVISIONS FOR:
 Income taxes                              15,149    0     15,127    0
 Deferred income taxes                     22,334    0    (40,952)  (1)
 Asset taxes                              131,153    2     94,379    1
 Employee profit sharing                   11,061    0     50,244    1
                                       ----------      ----------
                                          179,697    3    118,798    2
                                       ----------      ----------
   Consolidated net loss for the year    (773,251) (14)  (256,588)  (4)
                                       ==========      ==========
Allocation of consolidated net loss
     Majority interest                   (788,391) (14)  (259,655)  (4)
     Consolidated net loss for the year    15,140    0      3,067    0
                                       ----------       ---------
                                         (773,251) (14)  (256,588)  (4)
                                       ==========       =========


   Average realized copper price (cts. Pound)      76.00         79.00
   Average realized zinc price (cts. Pound)        39.00         46.00
   Exports                                         46.44%        62.80%
   *LTM Ratio of EBITDA to interest expense         1.41          2.04
   LTM inflation rate                               4.94%         6.13%
   LTM devaluation rate                             1.28%        (0.78%)
   Earnings per share                              (1.21)         (0.40)
   Number of shares                           650,161,917   650,161,917

*Last twelve months















             GRUPO MINEROMEXICO, S.A. DE C.V. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF INCOME
       FOR THE PERIODS 2nd. 3rd. QUARTER, 2002 AND 3rd. QUARTER 2001
    EXPRESSED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AS OF
                            SEPTEMBER 30, 2002


                                                    2002             2001
                                     QTR. 2    %    QTR. 3   %   QTR. 3    %
                                   ---------------------------  -------------
NET SALES                          1,727,609 100 1,858,882 100  2,019,515 100
COST OF SALES                      1,159,283  67 1,365,769  73  1,850,827  92
                                   ---------     ---------      ---------
                                     568,326  33   493,086  27    168,688   8

OPERATING EXPENSES:

 Administrative expenses              98,617   6    70,304   4    108,700   5
 Depreciation and amortization       426,922  25   425,101  23    404,404  20
                                     -------       -------        -------
OPERATING INCOME                      42,787   2    (2,319)  0   (300,416)  7

INTEGRAL RESULT OF FINANCING:
 Interest expense, net                67,033   4   301.860  16    120,812   6
 Foreign exchange (gain) loss, net   386,620  23   (23,466) (1)   156,890   8
 Gain on monetary position            20,412   1   (65,745) (4)   (69,911) (3)
                                     -------       -------        -------
                                     474,065  27   212,649  11    207,791  10

 OTHER INCOME, net                   (19,537) (1)   (5,322) (1)   (30,500) (2)
                                     -------       -------        -------
     in earnings of associated
       companies                    (450,815) 26) (220,290)(12)  (582,707) 29

PROVISIONS FOR:
 Income taxes                          7,542   0     1,971   0      2,949   0
 Defered income taxes                149,480   9  (123,850) (7)  (116,552) (6)
 Asset taxes                          38,624   2    59,268   4     31,100   2
 Employee profit sharing               1,597   0     7,841   0      5,416   0
                                     197,243  11   (54,770) (3)   (77,087) (4)
                                     -------       -------        -------
   Consolidated net income for
     the year                       (648,058) 38  (165,520) (9)  (505,620)(25)
                                     =======       =======        =======
Allocation of consolidated net
   income:
 Majority interest                  (655,516)(38) (174,068) (9)  (505,508) 25)
 Minority interest                     7,458   0     8,548   0       (120)  0
                                     -------       -------        -------
                                    (648,058)(38)  165,520) (9)  (505,628)(25)
                                     =======       =======        =======


   Average realized copper price
     (cts. Pound)                           78.00        71.00        71.00
   Average realized zinc price
     (cts. Pound)                           39.00        42.00        42.00
   Exports                                  44.55%       61.60%       61.60%
   *LTM Ratio of EBITDA to interest
     expense                                 1.22         1.41         2.04
   LTM inflation rate                        4.94%        4.94%        6.13%
   LTM devaluation rate                     (1.63%)      (1.28%)      (0.78%)
   Earnings per share                        (1.00)       (0.27)       (0.74)
   Number of shares                    650,161,917  650,161,917  650,161,917

*Last twelve months












                       GRUPO MINERO MEXICO, S.A. DE C.V.
                                  S A L E S
                 ACUMULATED AS OF SEPTEMBER 30th, 2002 and 2001


         C O N C E P T                       REAL      REAL   VARIATION    %
                                             2002      2001
         V  O  L  U  M  E

GOLD                               (Kg)        772     1,513      (741)   (49)
SILVER                             (Kg)    367,282   479,878  (112,596)   (23)
LEAD                               (TONS)   20,100    25,247    (5,147)   (20)
COPER                              (TONS)  213,620   255,253   (41,633)   (16)
ZINC                               (TONS)   74,919    76,056    (1,137)    (1)
ZINC CONTAINED  IN CONCENTRATES    (TONS)   23,904    29,506    (5,602)   (19)
COPPER CONTAINED IN CONCENTRATES   (TONS)   (1,419)    5,618    (7,037)  (125)
LEAD CONTAINED IN CONCENTRATES     (TONS)        0     (166)       166   (100)


                           THOUSAND OF MEXICAN PESOS
    EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY AS OF
                              SEPTEMBER 30th. 2002

GOLD                                1%     73,968    129,199    (55,231)  (43)
SILVER                             10%    533,061    668,348   (135,287)  (20)
LEAD                                2%     86,861    114,284    (27,423)  (24)
COPPER                             62%  3,435,213   4,421,01   (985,798)  (22)
ZINC                               11%    622,146    769,693   (147,547)  (19)
ZINC CONTAINED  IN CONCENTRATES     3%    184,073    246,806    (62,733)  (25)
COPPER CONAINED IN CONCENTRATES    (0%)   (19,225)    98,666   (117,891) (119)
LEAD CONTAINED IN CONCENTRATES      0%          0         36        (36) (100)
OTHERS                             11%    585,396    719,374   (133,978)  (19)
                                        ---------  ---------  ---------   ---
           T O T A L              100%  5,501,493  7,167,417 (1,665,924)  (23)

TOTAL THOUSAND DOLLARS            100%    556,463    689,152   (132,689)  (19)




                 % OF CONTRIBUTION PER COMPANY


                         VARIATION IN      % OF PARTICIPATION
                       SALES  2002/2001     TOTAL SALES 2002
                       PESOS    DOLLARS          PESOS
                       -----    -------          -----
MEXCOBRE               (20%)     (24%)             60%
I.M.M.S.A.             (21%)     (18%)             27%
MEXCANANEA              25%       38%              13%
GRUPO MINERO MEXICO    (23%)     (19%)            100%

























                            GRUPO MINERO MEXICO, S.A. DE C.V.
                                        SALES
                     ACUMULATED AS OF SEPTEMBER 30th, 2002 AND 2001
           EXPRESSED IN TERM OF THE PURCHASING POWER OF THE MEXICAN CURRENCY
                              AS OF SEPTEMBER 30th, 2002
                              (THOUSAND OF MEXICAN PESOS)


         C O N C E P T                REAL       REAL     VARIATION    %
                                      2001       2002
            GRUPO MINERO MEXICO
GOLD                                  73,968    129,199    (55,231)   (43)
SILVER                               533,061    668,348   (135,287)   (20)
LEAD                                  86,861    114,284    (27,423)   (24)
COPPER                             3,435,213  4,421,011   (985,798)   (22)
ZINC                                 622,146    769,693   (147,547)   (19)
ZINC CONTAINED  IN CONCENTRATES      184,073    246,806    (62,733)   (25)
COPPER CONTAINED IN CONCENTRATES     (19,225)   98.,666   (117,891)  (119)
LEAD CONTAINED IN CONCENTRATES             0         36        (36)  (100)
OTHERS                               585,396    719,374   (133,978)   (19)
                                   ---------  ---------  ---------    ---
            T O T A L              5,501,493  7,167,417 (1,665,924)   (23)

          MEXCOBRE
GOLD                                  56,675     67,092    (10,377)   (15)
SILVER                               253,895    197,643     56,252     28
COPPER                                 5,814     12,154     (6,340)   (52)
ELECTROLYTIC CATHODIC COPPER       1,492,103  1,830,244   (338,141)   (18)
ELECTROWON CATHODIC COPPER           198,597    203,474     (4,877)    (2)
COPPER RODS                        1,248,041  1,701,169   (453,128)   (27)
COPPER CONTAINED IN CONCENTRATES     (30,075)    67,947    (98,022)  (144)
MOLYBDENUM                           248,755    242,357      6,398      3
OTHERS                                61,648     86,337    (24,689)   (29)
                                   ---------  ---------    -------    ---
            SUBTOTAL               3.535.493  4.408,417   (872,924)   (20)

INTERCOMPANY  SALES                  249,622     47,760    201,862    423
                                   ---------  ---------  ---------     ---
            TOTAL                  3,285,871  4,360,657 (1,074,786)   (25)
                                   =========  =========  =========     ===


         IMMSA/MIMENOSA(underground mines)

GOLD                                  43,637     91,824    (48,187)   (52)
SILVER                               484,177    568,961    (84,784)   (15)
LEAD                                  86,861    114,284    (27,423)   (24)
COPPER                                23,182    292,258    (69,076)   (24)
ZINC                                 599,772    748,975   (149,203)   (20)
ZINC CONTAINED IN CONCENTRATES       184,073    246,806    (62,733)   (25)
COPPER CONTAINED IN CONCENTRATES      88,656     62,670     25,986     41
LEAD CONTAINED IN CONCENTRATES             0         36        (36)  (100)
OTHERS                               305,209    419,535   (114,326)   (27)
                                   ---------  ---------    -------    ---
            SUBTOTAL               2,015,566  2,545,349   (529,783)   (21)
INTERCOMPANY SALES                   536,215    199,476    336,739    169
                                   ---------  ---------    -------    ---
            TOTAL                  1,479,351  2,345,873   (866,522)    37
                                   =========  =========    =======    ===

          MEXCANANEA

GOLD                                       0      1,055     (1,055)  (100)
SILVER                                14,895     21,400     (6,505)   (30)
COPPER                                43,651          0     43,651    100
COPPER CATHODES                      719,147    444,784    274,363     62
COPPER CONTAINED IN
  CONCENTRATES                       947,759    909,378     38,381      4
                                   ---------  ---------  ---------    ---
            SUBTOTAL               1,725,451  1,376,618    348,833     25
INTERCOMPANY SALES                   989,180    915,731     73,449      8
                                   ---------  ---------  ---------    ---
            TOTAL                    736,271    460,887    275,384     60
                                   =========  =========  =========    ===




                     GRUPO MINERO MEXICO, S.A. DE C.V.
                               SALES VOLUME
              ACUMULATED AS OF SEPTEMBER 30th, 2002 AND 2001
                               (METRIC TONS)


              C O N C E P T            REAL       REAL
                                       2002       2001   VARIATION     %
          GRUPO MINERO MEXICO

GOLD    (Kg)                             772      1,513       (741)   (49)
SILVER  (Kg)                         367,282    479,878   (112,596)   (23)
LEAD                                  20,100     25,247     (5,147)   (20)
COPPER                               213,620     25,253   ( 41,633)   (16)
ZINC                                  74,919     76,056     (1,137)    (1)
ZINC CONTAINED IN CONCENTRATES        23,904     29,506     (5,602)   (19)
COPPER CONTAINED IN CONCENTRATES      (1,419)     5,618     (7,037)  (125)
LEAD CONTAINED IN CONCENTRATES             0       (166)       166   (100)

          MEXCOBRE

GOLD    (Kg)                             599        786       (187)   (24)
SILVER  (Kg)                         177,606    142,461     35,145     25
COPPER                                   431        714       (283)   (40)
ELECTROLYTIC CATHODIC COPPER          72,898    106,429    (33,531)   (32)
ELECTROWON CATHODIC COPPER            12,634     11,889        745      6
COPPER RODS                           75,579     93,686    (18,107)   (19)
COPPER CONTAINED IN CONCENTRATES      (2,096)     4,416     (6,512)  (147)
MOLYBDENUM                             2,696      4,741     (2,045)   (43)

          IMMSA/MIMENOSA

GOLD    (Kg)                             457      1,073       (616)   (57)
SILVER  (Kg)                         325.656    409,129    (83,473)   (20)
LEAD                                  20,100     25,247     (5,147)   (20)
COPPER                                14,028     17,918     (3,890)   (22)
ZINC                                  73,349     76,332     (2,983)    (4)
ZINC CONTAINED IN CONCENTRATES        23,904     29,506     (5,602)   (19)
COPPER CONTAINED IN CONCENTRATES       5,793      3,183       2,610    82
LEAD CONTAINED IN CONCENTRATES             0       (166)        166  (100)

          MEXCANANEA

GOLD    (Kg)                               0         12         (12) (100)
SILVER  (Kg)                           9,865     16,222      (6,357)  (39)
COPPER                                 2,623          0       2,623   100
COPPER CATHODES                       47,631     26,980      20,651    77
COPPER CONTAINED IN CONCENTRATES      59,433     58,576         857     1



























                                  MEXICANA DE COBRE, S.A. DE C.V.
                         COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                            ACUMULATED OF SEPTEMBER 30th.  2002 AND 2001


          C O N C E P T               REAL       REAL      VARIATION   %
                                      2002       2001
     M I N  E
COPPER CONTAINED IN CONCENTRATES      59,433     58,576         857     1
PERFORATION      (METERS)            207,264    316,404    (109,140)  (34%)
ORE              (000MT)              16,980     24,208      (7,228)  (30%)
ORE GRADE                   %          0.535      0.520       0.015     3%
LEACH ORE        (000 MT)             20,029     17,536       2,493    14%
ORE GRADE                   %          0.258      0.239       0.019     8%
WASTE            (000 MT)             11,988     21,613      (9,625)  (45%)
STRIPPING RATIO  W/(O+L)                0.32       0.52       (0.20)  (38%)
STRIPPING RATIO  (L+W)/O                1.89       1.62        0.27    17%
MATERIAL MOVED   (000 MT)             48,998     63,357     (14,359)  (23%)

CONCENTRATOR RECOVERY                  78.67      82.34       (3.67)   (4%)

    CONCENTRADOR
CONCENTRATES PRODUCED                258,980    371,211    (112,231)  (30%)
COPPER CONTAINED RECOVERED            71,145    104,984     (33,839)  (32%)

    GRADES
COPPER IN CONCENTRATES
  PRODUCED                  %         27,47       28.28       (0.81)   (3%)
POUNDS OF COPPER PRODUCED       156,847,447 231,449,430 (74,601,983)  (32%)
SILVER CONTAINED IN
  CONCENTRATES              KGS.     33,383        43.262        (9,879)  (23%)
GOLD CONTAINED IN
  CONCENTRATES              KGS.        101           117           (16)  (14%)
MOLLY CONTAINED PRODUCED              2,709         4,711        (2,002)  (42%)

SX-EW PLANTS
COPPER CATHODES PRODUCED             13,690        15,271        (1,581)  (10%)
POUNDS  OF COPPER
  PRODUCED                  LBS  30,180,869    33,666,586    (3,485,717)  (10%)

SMELTER
CONCENTRATES PURCHASED              276,289       290,046       (13,757)   (5%)
CONCENTRATES SMELTED                544,593       693,327      (148,734)  (21%)
TOTAL SMELTED                       763,760       946,295      (182,535)  (19%)
COPPER CONTAINED                    232,572       283,299       (50,727)  (18%)
COPPER RECOVERED            %         97.50         97.59         (0.09)   (0%)

PRODUCTION  IN MT
COPPER ANODES                       185,066       230,342       (45,276)  (20%)

POUNDS OF COPPER PRODUCED       404,499,509   503,512,049   (99,012,540)  (20%)
SULFURIC ACID PRODUCED              556,900       696,150      (139,250)  (20%)

SILVER CONTAINED
IN ANODES PRODUCED         KGS.     197,380       199,167        (1,787)   (1%)

GOLD CONTAINED
IN ANODES PRODUCED         GRS.     648,688     1,157,434      (508,746)  (44%)

    R E F I N E R Y
COPPER CATHODES PRODUCED            150,871       188,211       (37,340)  (20%)
POUNDS OF COPPER PRODUCED  LBS. 332,613,664   414,932,647   (82,318,983)  (20%)

    ROD PLANT
COPPER RODS PRODUCED                 75,033        93,880       (18,847)  (20%)
POUNDS OF COPPER PRODUCED  LBS. 165,415,948    20,964,531   144,451,417   689%

    PRECIOUS METALS PLANT
GOLD REFINED               Oz.       19,271        27,588        (8,317)  (30%)
SILVER REFINED             Oz.    5,553,633     4,958,535       595,098    12%

TOTAL CONTAINED COPPER
  PRODUCED                 TMS      153,645       204,587       (50,942)  (25%)



   INDUSTRIAL MINERA MEXICO/MINERALES METALICOS DEL NORTE
         SUMMARY OF PRODUCTION OF MINES AND PLANTS
       ACUMULATED AS OF SEPTEMBER 30th, 2002 AND 2001
                      (METRIC TONS)


       C O N C E P T         REAL      REAL     VARIATION   %
                             2002      2001
         M I N E S

M I N E S
MILLED TONS                3,539,990 4,300,803  (760,813)  (18)

C O N C E N T R A T E S
ZINC                         193,156   209,541   (16,385)   (8)
LEAD                          33,255    40,519    (7,264)  (18)
COPPER                        69,431    73,198    (3,767)   (5)

CONTENS
ZINC                         104,953   112,645    (7,692)   (7)
LEAD                          18,338    22,443    (4,105)  (18)
COPPER                        15,413    17,232    (1,819)  (11)
SILVER   (KGS)               288,417   314,658   (26,241)   (8)
GOLD(KGS)                    195,130   207,350   (12,220)   (6)

         P L A N T S

SAN LUIS COPPER SMELTER
GOLD     (KGS)                   585     1,216      (631)  (52)
SILVER   (KGS)               223,753   300,221   (76,468)  (25)
COPPER BLISTER                18,518    22,839    (4,321)  (19)
ARSENIC                        1,473     1,865      (392)  (21)


SAN LUIS ZINC REFINERY

GOLD     (KGS)                   3           5        (2)  (40)
SILVER   (KGS)              10,026       9,781        245    3
ZINC REFINED                71,922      78,391     (6,469)  (8)
SULFURIC ACID              130,701     130,914       (213)  (0)
CADMIUM                        491         490          1    0


TOLLING
GOLD     (KGS)                 118         125         (7)  (6)
SILVER   (KGS)             119,618     133,520    (13,902) (10)
LEAD                        13,667      23,208     (9,541) (41)

COAL PLANT
COKE                        64,488      65,900     (1,412)  (2)
COAL                       888,161   1,438,940   (550,779) (38)




















                         MEXICANA DE CANANEA S.A. D E C.V.
                COMPARATIVE SUMMARY OF PRODUCTION MINES AND PLANTS
                  ACUMULATED AS OF SEPTEMBER 30th, 2002 AND 2001


     C O N C E P T                        REAL         REAL     VARIATION  %
                                          2002         2001

         M I N E

PERFORATION      (METERS)                546,309      466,439     79,870   17%
ORE              (000 MT)                 14,687       15,420        (33)  (5%)
ORE GRADE                         %        0.539        0.500      0.039    8%
LEACH ORE        (000 MT)                 23,739       26,014     (2,275)  (9%)
ORE GRADE                         %        0.234        0.252     (0.018)  (7%)
WASTE            (000 MT)                 33,650       26,704      6,946   26%
STRIPPING RATIO  W/(O+L)                    0.88         0.64       0.24   38%
STRIPPING RATIO  (L+W)/O                    3.91         3.42       0.49   14%

MATERIAL MOVED   (000 MT)                 72,076       68,138      3,938    6%

CONCENTRATOR RECOVERY             %        79.86        80.57      (0.71)  (1%)

    CONCENTRATOR
CONCENTRATES PRODUCED                    243,393      234,291      9,102    4%
COPPER CONTAINED RECOVERED                62,916       61,926        990    2%

    GRADES
COPPER IN CONCENTRATES PRODUCE    %        25.85        26.43      (0.58)  (2%)
POUNDS OF COPPER PRODUCED            138,705,570  136,522,412  2,183,158    2%
SILVER CONTAINED IN CONCENTRATE   KGS     18,782       22,844     (4,062) (18%)
GOLD CONTAINED IN CONCENTRATES    KGS        174          230        (56) (24%)


SX-WE PLANTS
COPPER CATHODES PRODUCED                  36,444       27,161      9,283   34%
POUNDS OF COPPER PRODUCED        LBS  80,345,507   59,878,908 20,466,599   34%

TOTAL CONTAINED COPPER PRODUCED   TMS     95,875       85,464     10,411   12%




































         INDUSTRIAL MINERA MEXICO / MINERALES METALICOS DEL NORTE
                            COST OF PRODUCTION
              ACUMULATED AS OF SEPTEMBER 30th, 2002 AND 2001
                               (US DOLLARS)


          C O N C E P T                   REAL     REAL
                                          2002     2001   VARIATION    %
        COST PER MT MILLED

CHARCAS                                   15.90    18.15    (2.25)    (12)

SAN MARTIN                                14.91    17.56    (2.65)    (15)

TAXCO                                     24.08    23.42     0.66       3

SANTA BARBARA                             17.11    16.44     0.67       4

      AVERAGE COST                        17.28    18.57    (1.29)     (7)

TOTAL PRODUCTION COST-MINES (000)        61.179   79,847  (18,668)    (23)



        COST PER MT PROCESSED

SAN LUIS COBRE (BLISTER)                 611.03   582.51     28.52      5

SAN LUIS ELECTROLITIC (Zn)               376.39   443.21    (66.82)   (15)

NUEVA ROSITA (COKE)*                     102.33   102.32      0.01      0

TOTAL PRODUCTION COST-PLANTS (000)       54,246   72,597   (18,351)   (25)

TOTAL PRODUCTION COST-IMM (000)         115,425  152,444   (37,019)   (24)


*COST PER MT OF PRODUCED COKE




































                            GRUPO MINEROMEXICO
                             METALS INVENTORY

                                        SEPT.30th.  SEPT.30th. VARIATION
                                           2002       2001         %

GOLD                            (KG)
 CONCENTRATE                                  48          92      (48)
 IN PROCESS                                  391         715      (45)
 FINISHED                                     18         132      (86)

           TOTAL                             457         939      (51)

SILVER                         (KG)
 CONCENTRATE                              23,038      42,858      (46)
 IN PROCESS                              251,713     279,636      (10)
 FINISHED                                  7,034      27,719      (75)

           TOTAL                         281,785     350,213      (20)

LEAD                           (TON)
 CONCENTRATE                                 713       2,704      (74)
 IN PROCESS                               17,057      21,626      (21)
 FINISHED                                      9           0        0

           TOTAL                          17,779      24,330      (27)

COPPER                         (TON)
 CONCENTRATE                               5,540      17,610      (69)
 IN PROCESS                               25,958      38,073      (32)
 FINISHED                                  9,784       9,343        5

           TOTAL                          41,282      65,026      (37)

ZINC                           (TON)
 CONCENTRATE                               7,251       8,720      (17)
 IN PROCESS                               10,018       8,237       22
 FINISHED                                  4,735       9,484      (50)

           TOTAL                          22,004      26,441      (17)

TOTAL GROUP (THOUSANDS OF MEXICAN PESOS) 985,867   1,540,234      (36)

































                  MEXICANA DE COBRE / MEXICANA DE CANANEA
                  COMPARATIVE SUMMARY OF PRODUCTION COST
               ACUMULATED AS OF SEPTEMBER 30th. 2002 AN 2001

                                                 U S      D O L L A R S
                                       REAL     REAL
                                       2002     2001   VARIATION   %
   MINE-CONCENTRATOR
COST PER MT MINED                       0.45      0.53    (0.08)  (15%)
COST PER MT MILLED                      3.54      3.63    (0.09)   (2%)
TOTAL PRODUCTION COST (000)           59,782    89,060  (29,278)  (33%)

   SX-EW PLANTS
COST PER OF CATHODES PRODUCED         432.38    427.38     5.00     1%
TOTAL PRODUCTION COST (000)            5,919     6,527     (608)   (9%)

   S M E L T E R
COST PER OF ANODES PRODUCED           211.28    252.89   (41.61)  (16%)
TOTAL PRODUCTION COST (000)           39,101    58,250  (19,149)  (33%)

   R E F I N E R Y
COST PER OF ANODES PRODUCED            63.51     57.25     6.26    11%
TOTAL PRODUCTION COST (000)            9,582    10,776   (1,194)  (11%)

   ROD PLANT
COST PER MT OF ROD PRODUCED            61.71     50.61    11.10    22%
TOTAL PRODUCTION COST (000)            4,630     4,751     (121)   (3%)

   PRECIOUS METALS PLANT
COST PER MT OF SLIMES PROCESSED     2,964.63  2,522.74   441.89    18%
TOTAL PRODUCTION COST (000)            2,735     2,177      558    26%

   TOTAL PRODUCTION COST (000)       121,749   171,541  (49,792)  (29%)

                                          US  CENTS PER POUND OF Cu
PRODUCED
MINE CONCENTRATOS                       38.1      38.4     (0.3)   (1%)
SX-EW PLANTS                            19.6      19.4      0.2     1%
SMELTER                                  9.7      11.6     (1.9)  (16%)
REFINERY                                 2.9       2.6      0.3    12%
ROD PLANT                                2.8       2.3      0.5    22%





                                             U S    D O L L A R S
                                       REAL      REAL
                                       2002      2001   VARIATION    %
   MEXICANA DE CANANEA

   MINE CONCENTRATOR
COST PER MT MINED                       0.63      0.84    (0.21)   (25%)
COST PER MT MILLED                      3.78      4.40    (0.62)   (14%)
TOTAL PRODUCTION COST (000)           55,330    67,550  (12,220)   (18%)

   SX-EW PLANTS
COST PER OF CATHODES PRODUCED         467.71    471.56    (3.85)    (1%)
TOTAL PRODUCTION COST (000)           17,045    12,808    4,237      33%

  TOTAL PRODUCTION COST (000)         72,375    80,358   (7,983)    (10%)

                                           US  CENTS PER POUND OF Cu
PRODUCED
MINE CONCENTRATOS                       39.9      49.5     (9.6)    (19%)
SX-EW PLANTS                            21.2      21.4     (0.2)     (1%)